Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: October 21, 2020

TOTVS S.A.

Publicly-held Corporation

Corporate Taxpayer ID (CNPJ/ME) No. 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

MATERIAL FACT

TOTVS S.A. (B3: TOTS3) (the “Company” or “TOTVS”) informs that, on this date, as approved by its Board of Directors, it extended until December 31, 2020 the validity of its business combination proposal with Linx S.A. (“Linx”) submitted to Linx’s Management on August 14, 2020, as amended (the “Proposal”).

TOTVS will continue to keep its shareholders and the market duly updated about every and any relevant facts connected to the subject hereof.

São Paulo, October 20, 2020.

Gilsomar Maia Sebastião

Chief Financial and

Investor Relations Officer

Investor Relations

Phone.: (+55 11) 2099-7773/7097/7089/7105

http://ri.totvs.com/en  | ri@totvs.com.br

Absence of Offer or Request

This release is for informational purposes only and does not constitute an offer to sell or a request to subscribe or purchase shares, nor does it replace any offer material that TOTVS will, if necessary, file with the US Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States, except by means of a prospectus that meets the requirements of Section 10 of the US Securities Act of 1933, or based on the waiver provided for therein.

Additional Information and where it can be found

With respect to the proposed transaction, TOTVS will file with the SEC all relevant documents as required by the corresponding applicable laws and regulations. INVESTORS ARE RECOMMENDED TO READ CAREFULLY AND FULLY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX, THE PROPOSED TRANSACTION AND RELATED MATTERS. All documents filed with the SEC connected to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and on TOTVS's investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice of Material Fact may contain forward-looking statements. Such statements are not historical facts and are based on the management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipate", "believe", "esteem", "expect", "plan" and similar expressions, with respect to the company or the Transaction, are intended to identify forward-looking statements. Statements connected to the declaration or payment of dividends, the implementation of the key operating and financial strategies and capital expenditure plans, the direction of future operations and the factors or trends that affect the financial condition, liquidity or results of operations, are examples forward-looking statements. Such statements reflect the management's current views and are subject to a number of risks and uncertainties. There is no guarantee that the events, trends or expected results will actually happen. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ substantially from current expectations.